Exhibit 99.1

PRESS RELEASE

SMX’ Tech Application for Gold Receives Accreditation from LBMA

NEW YORK, March 10, 2023 /PRNewswire/ — trueGold Consortium, a joint venture of SMX (Security Matters) Public Limited Company (NASDAQ:SMX) (NASDAQ:SMXWW), has received Accreditation from The London Bullion Market Association (LBMA) for the SMX ethical gold supply chain assurance platform that enables transparency along the gold value chain from mine to refinery, terminal to market, and through recycling and reuse.

The LBMA is an independent authority ensuring the highest standards of integrity and transparency for the global precious metals industry. trueGold was recognized along with four additional companies accredited for security features.

The LBMA identified trueGold’s platform as the only solution capable of applying a full lifecycle marking system for ethical gold supply chain assurance, tangible authentication and accurate proof of quality, quantity, and origin for ESG reporting in real time.

LBMA - Accredited Gold Bar Security Features

The Accredited Gold Bar Security Features form part of the Gold Bar Integrity (GBI) Initiative Program that was launched at the Sustainability and Responsible Sourcing Summit by the LBMA in London last year.

This initiative aims to digitally monitor gold moving through the global supply chain by confirming provenance and providing transparency over the chain of custody. Hence the Security Features are a physical feature that will establish the identity and verify the authenticity of a gold bar.

The ultimate goal is to increase trust through strengthening governance across the entire gold supply chain, thereby mitigating illicit trade risks and reducing the chance of fraudulent bars entering the formal supply chain.

trueGold – Giving Gold a Memory of its Origination and History

The LBMA has recognized trueGold’s unique technological offering that features tangible durable markers, unique patented readers to detect the markers and a digital blockchain platform that spans the whole gold value chain from mine to refinery to marketplace through recycling and back again to refinery and final product.

By creating a digital twin that is recorded on a digital blockchain platform, for every physical gold bar, coin, and gold product – this will enable parties in the gold value chain to authenticate and provide irrefutable proof of quality, quantity and the gold’s provenance. It could also identify gold that has been recycled.

“trueGold’s unique technological offering is designed to provide credible, non-destructive, real time ESG verification and digital records for stakeholders, insurance, trading platforms, logistics, financing, international customs and industry regulators.” Zeren Browne, Managing Director of trueGold and a director and officer of SMX.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

trueGold – A Technological Solution for the Global Gold & Precious Metals Industry and Supply Chain

The key objective of trueGold is to enable the Gold Industry to tangibly demonstrate its commitment to responsible mining, ethical sourcing, recycling, and environmental and social responsibilities in a transparent, credible, and measurable way.

“trueGold’s tech offering is expected to enhance, complement and promote the current ESG frameworks provided by the World Gold Council (WGC) with its Responsible Gold Mining Principles and the London Bullion Market Association (LBMA) with its Responsible Sourcing Programme, by offering its members a Security Feature and a blockchain platform designed to can promote and drive integrity, anti-counterfeiting, corporate transparency, accountability and sustainability.” Jason Waters, CEO of The Perth Mint, an owner of trueGold.

A key advantage of trueGold’s Security Feature and digital tech platform offering is its interoperability for the gold industry and across the precious metals supply chain.

“The marker technology can be applied not just to gold but to other different precious metals such as silver and platinum, as well as diamonds. At the same time, the trueGold reader can be used to detect the markers in a range of different materials as well as other security and logistical features such as barcodes and QR codes. Furthermore, the marker and operation of both the reader and the digital blockchain platform, has been designed for ease of implementation and to be efficient, lean, and easily integrated into current operations and procedures.” Grant Angwin, Chairman of trueGold - Industry Advisory Board

trueGold is committed to support the global gold and precious metals market to meet the current ESG challenges and the demand for greater provenance and supply chain transparency to meet the expectations of the marketplace, end-users, the financial services community, and regulators.

“We look forward to collaborating with the LBMA with the shared objective to provide the gold and precious metal industry with an industry wide solution to help provide trust, integrity, and full transparency of the entire supply chain.” Hugh Morgan, Chairman of trueGold Consortium.

About SMX

SMX enables materials to carry a history that can be authenticated through origination, use, recycle, and multiple reuse cycles.

The company’s B2B white label platforms power commercial sustainability applications across a variety of industries, including timber, rubber, palm oil, cocoa, steel, gold, luxury goods, leather, plastics, and non-ferrous metals, to transition successfully to a sustainable circular economy, thus reducing their carbon footprint and waste.

SMX offers a robust, innovative, and scalable solution for supply chain authentication, traceability, and transparency to transform businesses for participation in the circular economy. Its technology gives materials in solid, liquid, and gas forms the ability to maintain a virtual memory of origination, processing and supply chain journey, including the ability to authenticate provenance, as well as to track recycling loop counts and the percentage of authenticated and/or recycled materials contained. The data is recorded digitally on blockchain, and a linking molecular chemical marker is embedded in the product itself and can be read with a proprietary reader. The SMX technology has been in active operational use on a national scale by the Israeli Government for more than ten years, is environmentally sustainable and has a proven track record.

The SMX solution is an efficient, cost effective, drop-in solution within an existing supply chain, enabling substantial benefits for manufacturers, consumers, and others in the value chain – and the planet, including providing the necessary data for product recycling and re-use. In addition, the SMX technology addresses the issue of the increase in waste globally by enabling the increase in demand for verified, usable recycled materials by creating a commoditized, tradable certified asset which is the recycled material, which can be traded and sold to other players in the value chain and ecosystem.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

PRESS RELEASE

trueGold Consortium¹

It was announced on 29 July 2020, that SMX formed a joint initiative with Perth Mint to develop a mine-to-marketplace ethical gold supply chain technology solution. Since the incorporation of trueGold Consortium Pty Ltd (“trueGold”) in June 2020, this research and development project aims to promote a ‘mine to product’ transparency solution dedicated to responsible mining of materials. SMX’s track & trace technology provides information on the origin of the materials and how they move across production and distribution chains towards recycling and back to refining.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities’; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that SMX will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that SMX experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

—Ends—

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3

PRESS RELEASE

MEDIA RELATION ENQUIRIES

Joe McGurk

MZ Group North America

P: 917-259-6895

E: joe.mcgurk@mzgroup.us

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Follow us on Twitter @secmattersltd-

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	4